May 24, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: AFB Limited

Registration Statement on Form S-1/A

Filed May 6, 2024

File No. 333-279184

To the men and women of the SEC:

On behalf of AFB Limited, (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated May 14, 2024 addressed to Mr. Tak Chun Wong, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form S-1/A on May 6, 2024.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) Analysis

Amendment No. 4 to Registration Statement on Form S-1 filed May 6, 2024

Statement of Operations and Comprehensive Loss, page F-4

1. Refer to your response to prior comment 5 and the associated revisions to the financial statements. It remains unclear how you can recognize revenue for the most recent interim and annual periods presented without recognizing any cost incurred to generate the revenue. If the revenue was generated based on services performed by Mr. Wong or others, whether or not compensated, it appears the fair value of the services should be recognized as cost of revenue according to the guidance previously cited. If the services were not compensated, it appears the fair value of the services should be recorded as cost and contributed capital. Please revise your financial statements and associated amounts presented in the filing as appropriate.

Company Response:

We have amended the financial statements, and management’s discussion section, accordingly.

*We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: May 24, 2024

/s/ Tak Chun Wong

Tak Chun Wong

Chief Executive Officer